Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Battle Approved Motors Inc
2801 E. Camelback Road, Suite 200
Phoenix , AZ 85016
BattleApproved.com

Up to $2,249,998.00 in Common Stock at $1.84
Minimum Target Amount: $9,998.56

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Battle Approved Motors Inc
Address: 2801 E. Camelback Road, Suite 200, Phoenix , AZ 85016
State of Incorporation: DE
Date Incorporated: February 21, 2019

Terms:

Equity

Offering Minimum: $9,998.56 | 5,434 shares of Common Stock
Offering Maximum: $2,249,998.00 | 1,222,825 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.84
Minimum Investment Amount (per investor): $498.64

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

BAM Legacy Membership provides early access to products, + membership privileges to the Primary investor, spouse, children & children's children (inc. events, track usage, subscription plans, vehicles + parts)

Our private testing facility will be open to its members and their guests. Membership will include access to all tracks, amenities, and perks of being a member. Membership will also grant initial rights to the purchase of a future homesite.

Bonus Perks Stacking

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

Audience based bonus perk

50% bonus shares to investors who were on the waitlist in the first StartEngine Reg CF campaign, but missed out.

Early Bird

Friends & Family - First 48 hours | 50% bonus shares

Super Early Bird - Next 72 hours | 25% bonus shares

Early Bird Bonus - Next 7 days | 15% bonus shares

Volume-based

Tier 1 ($500+) - 5% discount for life with Legacy Membership

Tier 2 ($1,000+) - 10% bonus shares + 10% discount for life with Legacy Membership

Tier 3 ($5,000+) - 15% bonus shares + 15% discount for life with Legacy Membership (Silver)

Tier 4 ($10,000+) - 20% bonus shares + 20% discount for life with Legacy Membership (Gold)

Tier 5 ($20,000+) - 25% bonus shares + 25% discount for life with Legacy Membership (Platinum) + Private testing facility tour

Tier 6 ($30,000+) - 30% bonus shares + 30% discount for life with Legacy Membership (Black) + Private testing facility tour + 1 on 1 call with founder

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

This company has not launched any products yet and is still in its early development phases. The foundation of our core design and test team are Professional off-road racers that drive $200-800k desert race trucks full time for a living. This is what makes us different to everyone else.

Each stage of development will be held at two facilities. We will conduct double blind tests with our test panel. We call them the 39th Division which is made up of 39 of the top fabricators, designers, engineers, welders, and racers across the US.

Each part will be chosen, by a process of elimination from 100's of designs, with off-road tests designed to show differences between market leaders in each price sector. We also will test with both male and female drivers.

Designed by American engineers, built by the best in the business, tested by professional racers, and made in the US. a pretty cool combination. Once we meet and pass all internal testing requirements, they will be battled approved.

All 3 models are currently unavailable at this time. All 3 models are designed in Solid Works, which is a program used to design vehicles.

Battle Approved Motors was founded on March 25, 2018 and formed on February 21, 2019.

The focus on the company's formation was to start with very little debt and work direct with team members who have put countless hours in leading up to this launch, including but not limited to Auto CAD drawings, Solid Works' designs, R&D, and track testings with scaled down prototypes on professional off-road race tracks.

The will be the first high-end custom UTV straight out of the box. The Ultimate Side by Side, being powerful, strong, stylish, and tailored for the weekend warrior and modern family. Our 3 models will tailor to all.

r101 model (0-80 mph in under 4 secs)

s102 model

e103 model

During our prior $1M raise we spent a lot on marketing, including but not limited to social marketing, PR and outreach which helped us have a success round. We also purchased 203 acres of land in Arizona for what we plan to be our first private testing facility.

We are currently continuing to raise money to complete prototyping of the r101 and for further extensive R&D. We will sell them to two key markets; professional racing families and then direct to consumers, like Tesla does.

Competitors and Industry

<u>Industry Landscape</u>

The industry landscape is made up of a few different types of vehicles. First, the side-by-side (often written as SxS) is a small 2 to 6 person four-wheel drive off-road vehicle, better known as a UTV (utility vehicle, utility task vehicle, utility terrain vehicle). Designed for operation off the highway. Utility Terrain Vehicles, or UTVs, are built and used more for work than recreation. They are able to seat passengers side by side, and are built with some storage space. They're commonly used to haul equipment and supplies in locations that make using a truck impractical or impossible.

Second, Different to an All-terrain vehicle (ATV). With an ATV you 'sit on it' like a motorcycle. With a UTV you 'sit in it' like a car.

Over the last 5 years current manufacturers have been pushing their brands aggressively towards high powered off-road racing. However, these are production vehicles. The parts, welding, and chassis are all designed to make it an affordable and financeable machine at a local dealer, certainly not a professional racing machine. Typically, UTVs were not designed to race, jump, and be powerful. A differentiator for Battle Approved Motors is that our vehicle will be the first UTV designed to do all three.

Market Values

The utility task vehicles market was valued US$ 4.12 Bn in 2017 and estimated to grow with a CAGR of 6.7% during the forecast period from 2018 to 2026.

The UTV market experienced a momentous growth in both sports and utility sectors in the past few years. Especially in 2016 and 2017. This grabbed the attention of several leading off-road vehicle manufacturers to step into this segment.

Market Leaders & Competitors

1. Polaris Industries, Inc. (U.S.) manufacture the RZR (pronounced "razor") is currently the No.1 Best Selling UTV to date. The RZR was launched in 2007 as a 2008 model.

2. Yamaha Motor Company Limited (Japan) produce the YXZ

3. BRP Inc. (Bombardier Recreational Products) is a Canadian company which makes various vehicles. BRP has a long legacy of innovation and has brands like Ski-Doo (snowmobiles), Can-Am, and their Spyder and Ryker (three-wheeled vehicles). In 2007 BRP branded all their terrain vehicle line of products Can-Am. The Can-Am Maverick x3 model was introduced in 2017.

4. Arctic Cat is an American brand of snowmobiles and all-terrain vehicles. They expanded to produce side by side UTVs in 2005. In 2017, Arctic Cat produced its final model year for UTVs after joining Textron with variations of the Wildcat and Prowler being offered under the Textron Off Road brand name. The Arctic Cat brand will return to side-by-side lines later in 2019, for model year 2020 vehicles

Market Share

(per Statista Global Side-by-Side ATV Market Share)

Polaris 41%

Can-Am 13%

Arctic Cat 9%

Yamaha 4%

Current Stage and Roadmap

Prior Development History

In early 2015 we began to produce an extreme sports film that had never been done before. We felt it was the most exciting sport never to been seen by the masses. Over the last 4 years that film has turned into multiple films. We've been filming short-course off-road truck racing. The twist is that the drivers are kids. Mod Kids USA documents the lives of an elite class of youngsters (on and off the track) that race mini off-road trucks. This is as exciting as NASCAR, but it's in the dirt with jumps.

In 2017 UTV's started to encroach into short-course racing, which we found to be disappointing. It was nowhere near as exciting to watch, nor do these UTVs perform even close to the trucks.

The UTV market has only getting bigger each year, mainly due to one being able to finance one direct from a dealer. So UTVs are not going away. We thought well if they're not going away and everyone thinks they're cool, then there should at least be one that can perform as good as the trucks.

Future Roadmap

We're already designing and building a race vehicle ready to race by Q4 2023. We have already teamed up with Pro drivers and key brands in the industry.

Our flagship model is the e103, which is a 2-seater (and e103+ which is a 4-seater) All-Electric UTV.

Our product is in the early development stage and we are wanting to build three prototypes to test, race, and show. We have wireframes designed and formed and we need to raise more funds to get to the working prototype stage.

The next phase will be to finalize and test the r101 prototype which we estimate will take 14-22 months before we can manufacture the race model.

We have a solid foundation with our team and great partnerships in place. We have two manufacturing facilities for our r101 model, one in Arizona and another in Wisconsin.

We now have secured 200+ acres in Arizona ready for our future testing facility, race track, BAM Trailer Division, glamping grounds, and clubhouse.

Battle Approved Motors was incorporated in Feb 2019.

Concept Team assembled in Sept 2019.

Development team started in Nov 2019.

The manufacturing facilities were secured in Feb 2020.

Completed design development of our concept chassis and e-platform Battle Board. March 2020.

Partnership Development team started in July 2020.

Start Engine Reg CF Launch in Oct 2020

Multiyear partnership with AiM Sports announced in June 2021

Multiyear partnership with Grizzly Coolers announced in July 2021

Multiyear partnership with Sparco USA announced in August 2021

Start Engine Reg CF $1.07M Round closed out in October 2021

The Team

Officers and Directors

Name: Christopher James Morgans

Christopher James Morgans's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Executive Officer, Director
  Dates of Service: February 21, 2019 - Present
  Responsibilities: Overseeing all aspects of the company. Chris' primary focus in the Company. Chris is currently not taking a salary.

Other business experience in the past three years:

- **Employer:** Media Rocka Films / Freestyl3
  Title: Producer
  Dates of Service: November 05, 2015 - Present
  Responsibilities: Research, development, production, editing, and distribution of yearly 90-minute off-road race films.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock shares in the amount of up to $5,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our products in the off-road sector are variants on one type of vehicle, providing a product at a sustainable luxury price point. Our revenues are therefore dependent upon the market for Electric UTVs.

We may never have an operational product or service
It is possible that there may never be an operational electric model or that the product may never get to market. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
Our growth projections are based on an assumption that we will be able to successfully launch a race model to help market our consumer models and that they will be able to gain traction in the marketplace. It is possible that our consumer models will fail to gain market acceptance for any number of reasons. If the consumer models fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will lose your investment. Even if we sell all the common stock we are offering now, the Company will likely need to raise more funds in the future, and if it can't get enough, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Battle Approved Motors Inc was formed on February 21, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Battle Approved Motors Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Battle Approved Motors Inc

is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company has trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human

resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our patents and other intellectual property could be unenforceable or ineffective.
One of the Company's most valuable assets is its intellectual property. We have a number of trademarks, copyrights, licenses, internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio will be our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to file patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a

significant potential revenue stream for the Company. All patents are not created equal and our patent portfolio will likely be weaker in some countries compared to others. Moreover, even though these patents have not been issued, they could be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. We may be incorrect in our analysis and our future patents could become unenforceable, which could significantly impact the value of your investment. There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property Because our product is mechanical and electrical related to automobiles, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future sales on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them.
Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our future patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our future patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry.
The Electric UTV is a new product line that we have recently introduced into the crowded field of outdoor power sports. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to

create a new outdoor electric product in this field that generates significant sales, rendering our intellectual property worthless. We have launched a product that overlaps with two growing industries – UTVs and Electric Vehicles. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy Electric UTVs. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly. Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. We are raising up to $1 million in equity in a private placement under Regulation CF to support our marketing and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2021 and beyond, causing your investment to become substantially less valuable.

We may face technological challenges.
We may discover that the optimal retail price point for Electric UTVs are below where we can sustainably price our consumer models. That could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation of product architecture, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

Our current or future products could have a latent design flaw or manufacturing defect.
Although we have done extensive testing and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is

possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

The nature of the product means there is a high likelihood we will face product liability lawsuits.
We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using automobiles, skateboards, scooters, and other devices that are similar to our Electric UTV. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our operating company and its future subsidiaries, which would significantly reduce the value of your investment, although we have never been sued.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we will rely on two partners based in the US to assemble our products. A disruption in our partners' operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Developing new products and technologies entails significant risks and uncertainties.
We are currently in the research and development stage and have only conducted tests

of smaller prototypes for our intended larger model. Delays or cost overruns in the development and failure to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Our current or future products could have a latent design flaw or manufacturing defect.
Although we have done extensive testing and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

Our new products could fail to achieve the sales traction we expect.
Our growth projections are based on an assumption that we will be able to successfully launch a race model to help market our consumer models and that they will be able to gain traction in the marketplace. It is possible that our consumer models will fail to gain market acceptance for any number of reasons. If the consumer models fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges.
We may discover that the optimal retail price point for Electric UTVs are below where we can sustainably price our consumer models. That could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation of product architecture, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits.
We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using automobiles, skateboards, scooters, and other devices that are similar to our Electric UTV. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay

significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our operating company and its future subsidiaries, which would significantly reduce the value of your investment, although we have never been sued.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we will rely on two partners based in the US to assemble our products. A disruption in our partners' operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are subject to changes in foreign currency exchange rates.
We may purchase parts from China and Taiwan. As a result, the price we pay for our products in U.S. dollars depends on the exchange rate between the U.S. dollar, China Yuan, and Taiwan dollar. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to these foreign currencies, and shipment taxes continue to increase, our products will likely cost us more.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are

unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We may rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us.
We may extend credit terms to many of our future retail partners in the United States. The retail industry has experienced recent turmoil, including, in particular, specialty retailers across all three of our channels (specialty bicycle, specialty fitness, and specialty running). As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

This is a new and unproven industry.
The Electric UTV is a new product line that we have recently introduced into the crowded field of outdoor power sports. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a new outdoor electric product in this field that generates significant sales, rendering our intellectual property worthless. We have launched a product that overlaps with two growing industries – UTVs and Electric Vehicles. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy Electric UTVs. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly. Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company

performing below expectations, which could adversely impact the value of your investment. We are raising up to $1 million in equity in a private placement under Regulation CF to support our marketing and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2021 and beyond, causing your investment to become substantially less valuable.

There are several potential competitors who are better positioned than we are to take the majority of the market.
The UTV and Electric Vehicle industries are well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

We are subject to changes in foreign currency exchange rates.
We may purchase parts from China and Taiwan. As a result, the price we pay for our products in U.S. dollars depends on the exchange rate between the U.S. dollar, China Yuan, and Taiwan dollar. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to these foreign currencies, and shipment taxes continue to increase, our products will likely cost us more.

We may rely on the timely payment of accounts receivable by our resellers, some of

whom may go out of business with debts outstanding to us.

We may extend credit terms too many of our future retail partners in the United States. The retail industry has experienced recent turmoil, including, in particular, specialty retailers across all three of our channels (specialty bicycle, specialty fitness, and specialty running). As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher James Morgans	20,316,372	Common Stock	70.73

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,222,825 of Common Stock.

Common Stock

The amount of security authorized is 35,000,000 with a total of 28,725,345 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $242.08
  Number of Securities Sold: 24,208,142
  Use of proceeds: Founder's shares and initial company share issuances.
  Date: February 22, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,068,423.98
  Number of Securities Sold: 4,520,395
  Use of proceeds: Marketing, Research & Development, Operations, Working Capital
  Date: July 26, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Being pre-revenue, for the fiscal year 2020 we proceeded issuance of common shares ending up with $80,690 compared to fiscal year 2019 of $0. We believe this will continue to rise significantly due to our current marketing efforts. We also believe that the U.S. is the most important market for us to demonstrate success with our off-road Electric UTV.

The Company's equity issuance costs were $9,840 in 2020 compared to fiscal year 2019 of $0. Expenses consisting of marketing and design expenses, fees for professional services and legal work, research and development will also increase significantly moving forward. The Company agreed to work with five personel in 2020, two in design, two in marketing and one in operations.

Historical results and cash flows:

The Company is currently in the research and development, prototype stage and pre-revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have yet to generate any revenue and do not anticipate doing so until we have completed the building and delivery of our R101 model, which we do not anticipate occurring until late 2022. Past cash was primarily generated through equity investments. Our goal is to unveil the R101 and to break ground on our private members-only off-road facility by the end of 2022. We may experience significant delays in bringing the R101 to market due to design considerations, technical challenges, material availability, and manufacturing complications.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2021, the Company has capital resources available in the form of a revolving line of credit of $10,000 with PNC Bank. This line of credit currently has an outstanding balance of $6,228,08 and we have $430,810.74 cash on hand with PNC Bank.

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the Company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Since our inception in 2019, the Company with its designers and shareholders have offered the Company potential lines of credit and the Company intends to use this offering proceeds to increase its marketing efforts, to complete development of our R101 prototype and advanced travel charging grid.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the phase of the ongoing R&D work. We will have access to more funds and capital resources as we grow with our community.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for eight months. This is based on a current monthly burn rate of $50,000 for expenses related to R&D at $25,000, Design at $10,000 and marketing at $15,000.

The minimum provides funding for approximately eight+ months of R&D with nominal overhead coverage.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 10+ months. This is based on a current monthly burn rate of $90,000 for expenses related to R&D at $50,000, Design at $20,000 and marketing at $30,000.

The maximum provides funding for approximately 11+ months of R&D with nominal overhead coverage.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital.

In 2022, we expect a line of credit of $230,000 to help with on going R&D expenses. These R&D are expected to increase to $1.75 million dollars. Battle Approved Motors expects to spend approximately $4 million dollars in capital expenditures for tooling, facilities, and other expenses related to development of manufacturing capabilities required to produce Battle Approved Motors products.

Indebtedness

- **Creditor:** Chris James Morgans
  Amount Owed: $22,478.00
  Interest Rate: 0.0%
  The company's CEO Chris James used his credit card since inception in 2019 and

2020 to pay for operating expenses. The company is expected to repay its founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 is in the amount of $12,338 and $10,140 and has been classified as current profit. The outstanding balance of this loan as of December 31, 2020 is in the amount of $22,478.00.

Related Party Transactions

- **Name of Entity:** Chris James Morgans
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Chris James Morgans (CEO, Majority owner, founder) lent the company $22,478.00 at 0% interest rate, see details below.
  Material Terms: The company's CEO Chris James used his credit card since inception in 2019 and 2020 to pay for operating expenses. The company is expected to repay its founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 is in the amount of $12,338 and $10,140 and has been classified as current profit. The outstanding balance of this loan as of December 31, 2020 is in the amount of $22,478.00.

Valuation

Pre-Money Valuation: $52,854,634.80

Valuation Details:

Our pre-money valuation was determined based on multiple factors including an analysis of our IP, our recent valuations from prior build efforts, analysis of similar stage businesses, our management's experience and history, R&D and further prototyping, larger facilities, and more engineers needed, including our business partnerships. The valuation was determined internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company currently only has one class of stock authorized, has no outstanding options, warrants, and other securities with a right to acquire shares, and no shares currently reserved for issuance under a stock plan.

Furthermore the valution has increased due to the funding needed for completing for our race prototype, then extra race models for race teams, and marketing costs needed for our proposed professional off-road racing series. We have real estate to build and maintain. Over 200 acres in Arizona, which will come with costs. The land needs a well, solar plant to create electricity, 2 to 3 modern outbuildings, testing track and multi-garage center, plus ongoing infrustature costs with the county.

On top of our real estate, leasing for offices and staffing will increase. Registered and pending copyrights, CAD designs, and trademarks, including but not limited to the extensive IP rights of the ongoing design of our vehicles.

First, with the UTV market at $6 billion and growing, we feel we are confident enough that Battle Approved Motors can infiltrate at least .88% of the UTV market early on based on market research and needs of current high end buyers. We have reached out to potential buyers in the professional off-road racing space that wish to partake in this new racing class we are developing and garnering this feedback.

Second, Battle Approved Motors believes it is offering a better built vehicle out of the box. It is stronger and safer than current UTVs, due to the design, technology, and materials used. We have already spent a lot of money on design and our Tech IP, and that is ongoing.

Third, we have analyzed our differentiators in the market. All UTVs are MIG welded (1) and not TIG welded (2). Current UTV companies do not use Chromoly (3) tubing for the framework, nor is the engineering on their framework strong enough to truly protect the driver and passenger safely. Hence most buyers need to go to Custom Fabrication Shops to have them seriously upgraded. Most UTVs also break, so one would need to buy more parts, spend more money, sometimes double if not triple to upgrade them to meet the specs of a standard Battle Approved Motors' UTV. Plus the framework (AKA: the roll cage) on current UTVs is by no means strong enough nor welded to professional race standards.

(1) UTVs currently use sub-par metal tubing and are MIG welded as it's cheap to do. MIG welding is an arc welding process in which a continuous solid wire electrode is fed through a welding gun and into the weld pool, joining the two base materials together. A shielding gas is also sent through the welding gun and protects the weld pool from contamination. In fact, MIG stands for metal inert gas.

(2) Battle Approved uses TIG welding. TIG welding is for motorsports. TIG stands for tungsten inert gas and is technically called gas tungsten arc welding (GTAW). The process uses a non-consumable tungsten electrode that delivers the current to the welding arc. The tungsten and weld puddle are protected and cooled with an inert gas, typically argon. TIG takes longer to do and is far stronger.

(3) Battle Approved uses Chromoly tubing. Chromoly is more expensive, stronger than normal steel, weight for weight, and is commonly used to make high-end bicycle frames, roll cages for race cars, and for fuselages on small aircraft. Chromoly’s high strength-to-weight ratio and high tensile strength makes it an ideal choice for Battle Approved's particular applications. In our manufacturing process chromoly is used to also make our UTVs lighter, so they can go faster and perform better. In the process less of the steel is used so the strength is the same, but the weight is reduced. So with

less of it to be stiff, the chromoly frame ends up more flexible than a standard steel one.

We are developing each prototype with heavy track testing with professional racers (including but not limited to CAD design, body design, driver testing, handling, cornering, and suspension) working up to our flagship model all electric platform. We have 200+ acres in Arizona a tangible asserts and plan to build our BAM Trailers Division there, which will connect BAM to the trucking world (not limited to Ford, GMC, RAM, and future Tesla CyberTruck owners) The projected future costs of building on the land, finishing up the r101 prototype, and manufacturing our trailers has significantly increased the valuation.

In conclusion, we determined our valuation based on analysis of the above features.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.56 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  33.5%
  Digital social advertising, including but not limited to Instagram, Facebook, and Twitter. Utilizing in-house and third-party public relations companies. Advertising, including but not limited to freeway digital billboard signs and door-to-door mailing list agencies.

- *Research & Development*
  39.0%
  Development, including but not limited to battery packs, suspension, steering rack, steering arms, front and rear end, rolling chassis, and weight distribution. Research not limited to sourcing electronics, material, and parts.

- *Operations*
  24.0%
  Working on the fine-tuning of our designs, including but not limited to, inner and outer body sculpturing, sourcing more designers, manufacturing facilities, garage space, and work and sales staff.

If we raise the over allotment amount of $2,249,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  28.5%

On-going design costs and continue discussions with suppliers.

- *Marketing*
  21.0%
  Marketing this all-electric off-road vehicle is extremely important to us. We will continue with ongoing press and digital, while working out ways to compliment traditional advertising models.

- *Operations*
  26.0%
  Parts design and molds.

- *Research & Development*
  21.0%
  Further extensive development on interior

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at BattleApproved.com (BattleApproved.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bam

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Battle Approved Motors Inc

[See attached]

BATTLE APPROVED MOTORS INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Battle Approved Motors Inc.
Phoenix, Arizona

Opinion

We have audited the financial statements of Battle Approved Motors Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Battle Approved Motors Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Battle Approved Motors Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Battle Approved Motors Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Battle Approved Motors Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Battle Approved Motors Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

November 15, 2021

BATTLE APPROVED MOTORS INC.

BALANCE SHEET

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	80,690	$	100
Total current assets		**80,690**		**100**
Total assets	**$**	**80,690**	**$**	**100**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit cards		12,338		10,140
Total current liabilities		**12,338**		**10,140**
Loan Payable		-		-
Total liabilities		**12,338**		**10,140**
STOCKHOLDERS EQUITY				
Common Stock		255		242
Additional Paid In Capital (APIC)		105,749		3,703
Equity Issuance Costs		(9,840)		-
Retained earnings/(Accumulated Deficit)		(27,812)		(13,985)
Total stockholders' equity		**68,352**		**(10,040)**
Total liabilities and stockholders' equity	**$**	**80,690**	**$**	**100**

See accompanying notes to financial statements.

December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	9,379	$	-
Cost of goods sold		-		-
Gross profit		9,379		-
Operating expenses				
General and administrative		18,512		13,505
Sales and marketing		3,044		480
Total operating expenses		21,556		13,985
Operating income/(loss)		(12,177)		(13,985)
Interest expense		1,650		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(13,827)		(13,985)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(13,827)**	**$**	**(13,985)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders Equity
Inception- February 21, 2019	-	$ -	$ -	-	$ -	$ -
Issuance of Common Stock	24,208,142	242	3,703	-	-	3,945
Contribution	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	(13,985)	(13,985)
Balance—December 31, 2019	24,208,142	$ 242	$ 3,703	-	$ (13,985)	$ **(10,040)**
Issuance of Common Stock	1,271,284	13	102,046	(9,840)	-	92,219
Net income/(loss)	-	-	-	-	(13,827)	$ **(13,827)**
Balance—December 31, 2020	25,479,426	$ 255	$ 105,749	(9,840)	$ (27,812)	$ **68,352**

See accompanying notes to financial statements.

BATTLE APPROVED MOTORS INC.
STATEMENT OF CASH FLOWS

December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(13,827)	$	(13,985)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Credit cards		2,198		10,140
Net cash provided/(used) by operating activities		**(11,628)**		**(3,845)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of common shares		102,059		242
Equity issuance costs		(9,840)		3,703
Net cash provided/(used) by financing activities		**92,219**		**3,945**
Change in cash		80,590		100
Cash—beginning of year		100		-
Cash—end of year	**$**	**80,690**	**$**	**100**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest				
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Battle Approved Motors Inc was incorporated on February 21, 2019 ("Inception") in the State of Delaware. The financial statements of Battle Approved Motors Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, Arizona.

Battle Approved Motors (BAM) is the first high-end custom UTV straight out of the box. Luxury is purely about ownership experience and performance. This Ultimate Side by Side is powerful, strong, stylish, and tailored for the weekend warrior and modern family. Our 3 models (r101, s202, and electric e103) tailor to all.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Income Taxes

Battle Approved Motors Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company will earn revenues from the sale of its Battle Approved Motors.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 15, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DEBT

The company's CEO Chris James used his credit card since inception in 2019 to pay for operating expenses. The company is expected to repay founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 is in the amount of $12,338 and $10,140 and has been classified as current.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized the issuance of 35,000,000 shares of common stock. As of December 31, 2020 and December 31, 2019, 25,479,426 and 24,208,142 shares of our common stock have been issued and are outstanding.

StartEngine Raise

During the year, the Company raised $105,570 in connection with a crowdfunding raise through StartEngine. As part of the raise the Company incurred $9,840 of issuance costs thus bringing the net raise to $95,730.

5. RELATED PARTY

The company's CEO Chris James used his credit card since inception in 2019 to pay for operating expenses. The company is expected to repay founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 is in the amount of $12,338 and $10,140 and has been classified as current.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(3,581)	$	(3,622)
Valuation Allowance		3,581		3,622
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss		(7,203)	$	(3,622)
Valuation Allowance		7,203		3,622
Total Net Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020 and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company pays $101.87 per month for a shared lab space and $185.07 per month for a shared garage space. No lease agreements have been put in place. During 2020, rent in the amount of $2,770.56 was paid by owner Chris James using his personal credit card and he does not expect to be reimbursed for that.

Rent expense as of December 31, 2020 and December 31, 2019 was $879 and $4,077.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through November 15, 2021, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Battle Approved Motors

An Elite, Electric, Zero Emission Off-Road Vehicle



Website Phoenix , AZ TRANSPORTATION CLEAN TECHNOLOGY

$150,237 raised
$1,068,424 previously crowdfunded

113 Investors	$52.9M Valuation
$1.84 Price per Share	$498.64 Min. Investment
Common Shares Offered	Equity Offering Type
$2.25M Offering Max	Reg CF Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

We want our Electric UTV to be like Ferrari meets Tesla in the dirt. Battle Approved Motors (BAM) develops electric vehicle technology for work and performance-based off-road vehicles.

Overview Team Terms Updates 5 Comments Follow

Reasons to Invest

- The UTV market is currently valued at ~$7 billion and estimated to hit $11.5bn by 2027.
- We believe we will be the first high-end Elite UTV straight out of the box, delivering elite ownership, experience, and performance.
- Zero emission vehicles with a lower carbon footprint, no noise pollution, and reliable, high-performing electric batteries.

WHAT'S NEW

Battle Ground (200+ acres)

Private testing facility and sustainable community

Golfers have country clubs to build their homes. Step out the back door onto the first tee, and play rounds until the sun goes down. BAM has plans to build its own real estate paradise. '"Think of it as the future Disney World for Off-Road," says Ethan Pole - BAM Outdoors Specialist.


00:45

R101 (Race Development)

"A sub-4-second sprint to 60 mph"

As development grows, so does our team. Keegan Kincaid is the current Red Bull Crandon World Cup Champion, reigning Champ Off-Road (COR) Pro 2 Champion, and former X-Games athlete. Born and raised in the heartland of Off-Road racing, Crandon, WI. On the R101 race model, Keegan says "It's simply a sub-4-second sprint to 60 mph".

'Keegan Kincaid Dominates Crandon Cup' as seen in Dirt Sports World.

Rewards

Get rewarded for investing more into Battle Approved Motors:

$500+ Investment
Tier 1
5% discount for life with Legacy Membership

$1,000+ Investment
Tier 2 +10% bonus shares
10% bonus shares + 10% discount

$5,000+ Investment
Tier 3 +15% bonus shares
15% bonus shares + 15% discount for life with Legacy Membership (Silver)

$10,000+ Investment
Tier 4 + 20% bonus shares
20% bonus shares + 20% discount for life with Legacy Membership (Gold)

$20,000+ Investment
Tier 5 + 25% bonus shares
25% bonus shares + 25% discount for life with Legacy Membership (Platinum) + Private testing facility tour

$30,000+ Investment
Tier 6 + 30% bonus shares
30% bonus shares + 30% discount for life with Legacy Membership (Black) + Private testing facility tour + 1 on 1 call with founder



BAM Trailers

The ideal suitcase for your off-road ride

BAM plans to connect truck and future cybertruck owners with our UTVs with 2 models of trailers; The E-lite and Z Series. Three sizes (16’, 24’, and 32’) with three interior packages. Perfect for either work, race, or play.





Computer generated rendering of vehicle currently in development

E103+

Our flagship Overland model

2 and 4-seater with the power of the R101, plus numerous luxury upgrades. The utility terrain vehicle (UTV) is one of the few markets that have witnessed substantial growth during the pandemic.


DASH

Computer generated rendering of vehicle currently in development

OVERVIEW

Live Without Limits With The Ultimate Electric UTV

In early 2015, Chris James and his film team began producing an extreme sports film, called Mod Kids USA, which documented the lives of an elite class of youngsters who race mini off-road trucks called mod karts. In our eyes, it was the most exciting sport never-to-been seen by the masses, better than NASCAR, as it's in the dirt with jumps and berms, similar to Supercross. Over the last 6 years, that film has turned into multiple films, now being released on Prime Video.


MOD KIDS USA
prime video

In 2017, UTVs started to encroach on short-course racing and began growing in popularity, being more affordable than trucks. The kids in our documentary would have to leave the mod kart class at 16 years old and upgrade either to a larger truck class, which costs close to a quarter of a million, or a UTV which didn't perform as well.

Thus, in 2018 the idea of Battle Approved Motors was born. Since then, as we team up with a number of Pro drivers and key brands in the industry, we have been developing our race model vehicles that will be ready by 2023.


IN 2018, WE CREATED
BATTLE APPROVED MOTORS
SINCE THEN WE HAVE
TEAMED UP WITH PRO-DRIVERS
PARTNERED KEY INDUSTRY BRANDS
STARTED DEVELOPING RACE MODELS FOR 2023

*Computer generated rendering showing vehicle at its lowest suspension level called "ground zero"

Invest for a lifetime discount on our BAM Legacy Membership!

BAM Legacy Membership provides early access to products + membership privileges to the primary investor, spouse, children & children's children. Privileges include events, track usage, subscription plans, vehicles + parts. Membership will include access to our private testing facility and grant the primary investor initial rights to the purchase of a future homesite.


BATTLE
GROUND

MEMBERSHIP BENEFITS

☑ ACCESS TO OUR PRIVATE TEST FACILITY

☑ POTENTIAL FUTURE HOME SITES AT BATTLE GROUND

THE SOLUTION

BAM. Zero Emissions, No Regrets


sparco

Computer generated rendering of vehicle currently in development

We believe that Battle Approved Motors will be one of the first high-end elite UTVs - straight out of the box.

That's because we are eliminating the need to go to a fab shop to have a vehicle cut down with a new roll cage and numerous expensive aftermarket parts. As our business development manager, Kenny Osborn puts it, “We are like Ferrari meets Tesla in the dirt”.


DASH

Computer generated rendering of vehicle currently in development

Battle Approved Motors is an early-stage startup currently in the design for manufacturing, test, and validation phases.

BAM is breaking away from the traditional mold for UTVs and working to build something more economical, greener, better performing, and safer than what currently exists on the market.



Unlike ATVs (all-terrain vehicles), which are meant for single riders, UTVs (utility task vehicles or utility terrain vehicles) tend to be beefier and allow for “side-by-side” riding, which makes them...

- Great for families
- Able to be used on public roadways (not including state and interstate highways).

Our UTV is about **luxury**, **ownership**, **experience**, and **performance** and our 3 side-by-side models (r101, s102, and e103) are powerful, strong, stylish, and tailor to all.



THE MARKET

The multibillion-dollar UTV market is fast-growing

The utility task vehicles market was valued at US $7 billion in 2020 and estimated to grow with a CAGR of 6% during the forecast period from 2020 to 2027. While the North America Electric Vehicle Market is expected to be worth $396.94 Billion by 2028. Battle Approved Motors plans to reach both of these markets.


UTV MARKET
$7
BILLION
BAM
EV MARKET
$397
BILLION
CAGR OF 37.4%
FROM 2021 TO 2028

* Source, Source

Yahoo! Finance highlights Utility Terrain Vehicles (UTV) Market to hit $9bn by 2025.

New findings show that the combined UTV & ATV Market is expected to reach $11.95 Billion by 2027 as consumers flock to recreational activities. This is one of the few markets that have witnessed substantial growth during the pandemic.

NORTH AMERICA UTV MARKET ANALYSIS


CAGR 2021-2027 >6%
$7BN
$11.5BN
2020
2021
2022
2023
2024
2025
2026
2027

> “THE UTV AND ATV ARE ONE OF THE FEW MARKETS THAT HAVE WITNESSED SUBSTANTIAL GROWTH DURING THE PANDEMIC” FINANCIAL NEWS MEDIA

* Source

And as far as the future goes, the number of electric cars, buses, vans and heavy trucks on roads is expected to hit 145 million by 2030.

Battle Approved Motors is poised to disrupt the current $7 billion industry by offering a safer professional UTV straight out of the box to the general public. These vehicles will also be street legal in over 32 states, and anyone 16 and above will be able to drive one.



OUR VEHICLES WILL ALSO BE STREET LEGAL IN **32+ STATES**

OUR TRACTION

A Solid Foundation with Partnerships in Place

In February of 2019, BAM was incorporated and in September of 2019, the concept team assembled and got to work. Our development team began working in November of that year and the manufacturing facilities were secured in February 2020. In the same year we completed the design development of our concept chassis and e-platform Battle Board in March and started our partnership development team in July.

ARIZONA
WISCONSIN



WE CURRENTLY HAVE TWO MANUFACTURING FACILITIES FOR OUR R101 MODEL

Where Prestige Meets Progress

BAM is the one-stop-shop for durability, safety, cleaner energy, and style. This means we are...

COMPLETELY ELECTRIC.
Better for you. Better for the planet. Take your vehicles off the grid.

PREMIUM SAFETY.
Built with chromoly tubing, your vehicles offer race-level security and safety.

BUILT FOR PERFORMANCE.
Power and torque to take you over the toughest terrains and tightest corners.

We believe that electric is the future, and that UTV owners need a better, cleaner option. Therefore, we see ourselves as a clean tech company. Via electrification and with our 3 models, we believe we're able to provide a superior vehicle with better performance and safety features than the competition.

Here's a look at our fully-electric, comfort and off-road ready lineup:


R101
RACE MODEL
RACE DEVELOPMENT
UNDERWAY
400+ HP
0-80 IN 4.8 SECS


BAM TRAILER
2 MODELS (ELITE & Z SERIES)
SUITCASE FOR YOUR UTV
3 SIZES, 3 INTERIORS
WORK, RACE, PLAY


E103+
FLAGSHIP OVERLAND MODEL
2 & 4 SEATER
R101 POWER WITH
LUXURY UPGRADES

Computer generated renderings of vehicles currently in development

Then, there's the Battle Ground. Your own private desert playground.

Battle Approved Motors has plans to build its own real estate paradise. Ethan Pole (Outdoors Specialist) says '"Think of it as the future Disney World for Off-Road."

The vision is a private 200+ acre commercial, recreational, and off-road community in Arizona where you can have a lot of land, build a home and workshop, and race anytime you like.

The time and money it costs racers to travel and test is considerable. So why not live where you test?

That's why we believe in this private testing facility and sustainable community. As an owner of one of these parcels within the community, you also become part owner of the racing facility.

ALL BATTLE APPROVED MODELS ARE

BUILT TO WITHSTAND THE HARSHEST CONDITIONS WORLDWIDE



PROPRIETARY REINFORCED

- ☑ TUBULAR FRAMES
- ☑ CRASH STRUCTURES
- ☑ ROLL CAGES

THE RACE MODEL FREESTYLE CAN CORNER, JUMP, SLIDE AND CAN WITHSTAND GRAVEL, ROCK, MUD, ICE, SNOW, WATER & SAND THANKS TO THE 'SURFBOARD-LIKE' SETUP

THE FREESTYLE COMES IN 3 MODELS

RACE READY. SUPER. ELITE

Although we are still in the early design stages, we believe our UTV model is already cooler and sleeker than any other on the market. The performance of our test vehicles has not only been smooth and fast, but due to the team we are building, we also feel we can get to market in the same timeline as our competitors.

HOW WE ARE DIFFERENT

One of the First UTVs to Keep up With the Big Dogs

A few years ago, we noticed a huge gap in the market at the race-track. There wasn't a UTV that could perform as well as the trucks, and we believe there still isn't today. UTVs were first introduced to help farmers move around their land easier. The fact is, UTVs were not originally designed to be powerful, race, and jump. Our vehicle will be one of the first UTVs designed to do all three.


0
CO_2

ELECTRIC POWERED | ZERO EMISSIONS | LOW CARBON FOOTPRINT

BAM is breaking away from the traditional mold for UTVs and working to build something more economical, greener, better performing, and safer than what currently exists on the market. We are simplifying the process of purchasing a UTV with our one-stop, luxury, all-in-one vehicles that can be used for recreation and performance alike. While current UTVs are mass-produced using metal that is being welded by machines in minutes, Battle Approved UTVs use Chromoly tubing (the same material used by professional racers) and are TIG welded by hand. Chromoly is a chrome-alloy steel, stronger and lighter than mild steel, more commonly used in off-road racing and top of the line bike manufacturing.

OUR UTVS ARE MORE ECONOMICAL, GREENER, BETTER PERFORMING AND SAFER.



LUXURY ALL-IN-ONE TRAILER VEHICLES CAN BE USED FOR RECREATION & PERFORMANCE




Computer generated renderings of vehicles currently in development

THE VISION

On a mission to become the fastest growing off-road brand in North America

In 2023, we plan to launch a new off-road racing series, created in partnership with DASH Radio and its founders, featuring the Race Ready model.

THIS LAUNCH WILL BECOME A KEY MARKETING PLATFORM FOR BATTLE APPROVED MOTORS AND IS DESCRIBED AS “AN EXTREMELY EXCITING OFF ROAD RACING CLASS FOR 16-YEAR OLDS AND UP, WHICH WILL ALSO HELP HIGHLIGHT THE IMPACT OF CLIMATE CHANGE...”

BATTLE APPROVED



This launch will become a key marketing platform for the progression of Battle Approved Motors and is described as “an extremely exciting new off-road racing class for 16-year-olds and up, which will also help highlight the impact of climate change and in time promote the adoption of electric vehicles moving forward to help preserve the environment.”

Within 4-7 years, we believe that Battle Approved Motors will be the fastest growing off-road brand in North America. With passion and vision behind us, we will continue to grow our income generated from our race-ready models, utilizing the technical minds of our race teams’ engineers.

OUR LEADERSHIP

Innovation lead by professional racers and successful entrepreneurs

Founded by Chris James, a former BMX racer, film-maker, and entrepreneur, Battle Approved Motors is an early-stage startup currently in the design for manufacturing, test, and validation phases. After creating and producing the successful extreme sports film series “Mod Kids USA,” available on Prime Video, James went on to work extensively on the Battle Approved Motors concept for the last six years.

The team at BAM is now made up of both successful entrepreneurs and professional racers. Our team is currently 12 members and expected to grow to over 36 people over the next 18 months.


OVER THE NEXT 18 MONTHS
OUR TEAM WILL GROW WITH
PROFESSIONAL RACERS &
ENTREPRENEURS
3X

WHY INVEST

UTVs are here to stay, so let’s make them into something great

As UTVs continue to grow in popularity, with a market valued at $7 billion , we are providing a solution of the highest quality and caliber. Built with style in mind and made to withstand the harshest conditions worldwide, our UTVs are better for the environment and make it easier for consumers to get their needs met in one place.

Our investors are professional racers, weekend warriors, and performance enthusiasts and now, we want to be able to give the off-road community, our supporters, and future owners, the opportunity to share in our financial goals.

We want Battle Approved Motors to be a company for the people, and families who just love the outdoors, as well as a company where they can be a shareholder, and together exceed our future plans, expectations, and goals.

We hope you will join us in our vision to disrupt the market, change the off-road industry, and revolutionize the UTV experience.


BAM UTVS ARE STYLISH, SAFE, POWERFUL, STRONG & ENVIRONMENTALLY FRIENDLY
WE ARE THE GAME CHANGER

Computer generated rendering of vehicles currently in development

Feb 2019
Incorporated
Incorporated in Feb 2019.

Sept 2019
Concept Team assembled
Concept Team assembled in Sept 2019

Nov 2019
Development team started
Development team started in Nov 2019

Feb 2020
Manufacturing facilities secured
Manufacturing facilities secured in Feb 2020

March 2020
Design Development
Completed design development of our concept chassis and e-platform Battle Board

July 2020
Partnership Development team started
Partnership Development team started in July 2020

Oct 2020
Start Engine Reg CF Launch
Start Engine Reg CF Launch in Oct 2020

June 2021
Partnership Announcement
Multiyear partnership with AiM sports announced in June 2021

July 2021
Partnership Announcement
Multiyear partnership with Grizzly Coolers announced in July 2021

August 2021
Partnership Announcement
Multiyear partnership with Sparco USA announced in Aug 2021

December 2021
StartEngine Reg CF Launch
StartEngine Reg CF Launch in December 2021

In the Press

SHOW MORE

Meet Our Team



Chris James

Founder, Chief Executive Officer, Director

James comes from a racing family. James and his younger brother used to race BMX professionally and his father raced Formula 2 and 3 back in the sixties.

Born in Woking, the home of McLaren, James is a proven business leader who has achieved success in a number of endeavors, from film to music to entrepreneurship. His out-of-the-box, creative instinct adds a major layer to Battle Approved Motors.

James is the CEO of Battle Approved Motors, as well as the creator and producer of the successful extreme sports film series "Mod Kids USA," available on Prime Video.

He's accomplished numerous accolades in the entertainment industry, as a musician and on the business side for over 30 years.

James developed three highly successful UK and US-based record labels. He also has a Number 1 record in Japan as a recording artist. Combined, he sold more than 4.7 million units.

Taking all that skill-set and experience, James has been working extensively on the Battle Approved Motors concept for the last six years.



Keegan Kincaid

Strategic Advisor

Keegan Kincaid is a BAM Strategic Advisor, a BAM shareholder and a paid sponsored athlete to help bring awareness to Battle Approved Motors and our plans for the future. Born and raised in the heartland of Off-Road racing, Crandon, WI.

Keegan is the current Red Bull Crandon World Cup Champion, reigning Champ Off-Road (COR) Pro 2 Champion, and former X-Games athlete.

Keegan spent his childhood watching his father, Jeff Kincaid, scored seven Off-Road Championships. Keegan took up short-course in his early 20s and has raced across the country in multiple series. Today he spends his days building and fabricating Championship winning off road trucks with his dad.



Hillel Frankel

Outside Legal Counsel

Hillel is a partner at the law firm of Mandell Menkes, LLC and runs their Nashville office. Hillel is legal counsel for BAM. His legal clients include entertainment entities and top music producers, writers and artists.

Hillel also represents companies in copyright, trademark and other intellectual property issues as well as negotiations and transactional work for publishing and advertising rights. He can often be heard at conferences and festivals speaking on intellectual property issues.



Ethan Pole

Outdoors Specialist

Ethan is a highly motivated and energetic professional who just loves the outdoors. He is respected for innovation, effective problem-solving, and decision-making skills.

Ethan also has family ties to racing. His grandfather ran a pit crew for Al Unser Sr. in the Indy Race Car circuit. Al won the Indianapolis 500 two times and has 34 IndyCar wins.



Kenny Osborn

Development Manager

Osborn recently resigned from the day-to-day operations of Black Rhino Performance (a San Diego based UTV Retail, Service, Maintenance, and Repair Center) to focus on the development of Battle Approved Motors.

Black Rhino Performance was founded back in 2004 and grew to 20-plus employees with two locations including a 24,000 sq.ft facility selling thousands of various products. Osborn took full control of the company in May 2011. In 2012 Black Rhino purchased Racer X Motorsports, a premier communications company. Osborn's twin boys (Bryan and Alex) also raced off-road professionally from 12 years old.

Today Black Rhino, Inc. is a thriving business with sales on the rise, multiple sponsored racing series, and many individually sponsored drivers. Black Rhino is as devoted to UTVs and the sport of UTV racing as ever.



Mark Gantt

Creative Manager

As one of the early pioneers of the digital era, Mark is best known for co-creating, writing, producing, and starring in Crackle's groundbreaking, Streamy award-winning series, The Bannen Way. The show went on to win 4 Streamy Awards (Best Actor 'Mark Gantt,' Best Drama, Director, and Editor), nominated for the BANFF award, and two Webby Awards.

Mark's love for design and photography led to a twenty-five-year film and TV career where he learned the business from the ground up. Mark voices the narration for the Mod Kids' film series available on Amazon's Prime Video.

Directing credits include three Lifetime thrillers, Murder In Mexico, Model Citizen, and The Surrogate, as well as a pilot, Intricate Vengeance, for Ron Howard and Brian Grazer's New Form Digital. He's also directed national commercials and promos for GMC, Nissan, Lifetime, Fox, AOL, Freeform, Capital One, Kohl's, and ESPN.

Mark's onscreen credits include Criminal Minds, Dexter, American Horror Story: Hotel, Ocean's Eleven, Charlie's Angels: Full Throttle, Buffy, the Vampire Slayer, Major Crimes, and The Arrangement.

He lives in Los Angeles with his wife, actress/writer Brianne Davis-Gantt, their son Davis, and dog Bear.

Offering Summary

Company	:	Battle Approved Motors Inc
Corporate Address	:	2801 E. Camelback Road, Suite 200, Phoenix , AZ 85016
Offering Minimum	:	$9,998.56
Offering Maximum	:	$2,249,998.00
Minimum Investment Amount (per investor)	:	$498.64

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	5,434
Maximum Number of Shares Offered	:	1,222,825
Price per Share	:	$1.84
Pre-Money Valuation	:	$52,854,634.80

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

BAM Legacy Membership provides early access to products, + membership privileges to the Primary investor, spouse, children & children's children (inc. events, track usage, subscription plans, vehicles + parts)

Our private testing facility will be open to its members and their guests. Membership will include access to all tracks, amenities, and perks of being a member. Membership will also grant initial rights to the purchase of a future homesite.

Bonus Perks Stacking

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

Audience based bonus perk

50% bonus shares to investors who were on the waitlist in the first StartEngine Reg CF campaign, but missed out.

Early Bird

Friends & Family - First 48 hours | 50% bonus shares

Super Early Bird - Next 72 hours | 25% bonus shares

Early Bird Bonus - Next 7 days | 15% bonus shares

Volume-based

Tier 1 ($500+) - 5% discount for life with Legacy Membership

Tier 2 ($1,000+) - 10% bonus shares + 10% discount for life with Legacy Membership

Tier 3 ($5,000+) - 15% bonus shares + 15% discount for life with Legacy Membership (Silver)

Tier 4 ($10,000+) - 20% bonus shares + 20% discount for life with Legacy Membership (Gold)

Tier 5 ($20,000+) - 25% bonus shares + 25% discount for life with Legacy Membership (Platinum) + Private testing facility tour

Tier 6 ($30,000+) - 30% bonus shares + 30% discount for life with Legacy Membership (Black) + Private testing facility tour + 1 on 1 call with founder

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

New Milestone Harpooned!

14 days ago


start engine
ROLLING TO THE FUTURE
THE ELITE, ALL-ELECTRIC OFF ROAD VEHICLE

It's 2022! A brand new year! And we've raised $150k in our first 14 days. Thank you so much for your support.

The whole crew is truly excited with what we have planned over the next 12-17 months as development grows and gets more intense. We also have an exciting stealth project in the works, which is really going to help market BAM to that next level, something we all want. It even has a slogan, seen here first.

"*Watch out. Watch out. There's a STOMPER about.*"

How can you help us get the word out? You may share this campaign with friends & family by copying and pasting the below link.

https://www.startengine.com/bam

Happy New Year!

BAM | Rolling to the future ✓

Under 48 Hours Left! (For Early Bird Perks)

22 days ago


BAM
TIK TOK

Last Chance! If you invest (within the limited time) a special reward will be applied to **ANY** investment amount made.

You may share this campaign by copying and pasting the below link.

https://www.startengine.com/bam

Happy New Year!

Battle Approved

Rolling to the future ✓

Campaign Milestone Reached: $100,000+ Raised! 📈

27 days ago


BAM
$100K

It's been just 5 days since our campaign launched, and we've hit a major milestone. **$100,000+ raised**! We're thrilled to have you on board and want to thank everyone who has participated thus far to help us reach this milestone.

You may share this campaign with your friends, family, and colleagues by copying and pasting the below link.

https://www.startengine.com/bam

Happy Holidays! ⭐

Battle Approved

Rolling to the future ✓

⚡ 2 Days Left for Super Early Bird Perks

29 days ago


BAM
2 DAYS LEFT
REWARD

For a limited time, a special reward will be applied to ANY investment amount.

You may share this link with your friends & fam.

https://www.startengine.com/bam

BAM - Rolling to the future ✓

Special Reward (For a Limited Time Only)

about 1 month ago


BAM
LIMITED TIME ONLY
REWARD

For a limited time, a special reward will be applied to **ANY** investment amount. So, **Invest today** and don't miss out!

You may also share this link with your close friends & family.

https://www.startengine.com/bam

BAM - Rolling to the future ✓

END OF UPDATES

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Sly N. 3 days ago
Hi! Ive been on the lookout for the electrification of the ATV/4wheeler/side by side and I wish you success in 2022 and beyond. I would like to see some numbers, however speculative they might be. What will the weights be? Battery size? For street legal vehicles, what will the average highway miles be and the average off-road miles? What kind of battery will the vehicle use? Seeing as the company is trying to tie-in with the eco friendly community, I think it would be worth it to source batteries that are of a cobalt free chemistry, or at least ethically/morally mined. Getting in touch with a solid state battery company like Quantumscape would also be a good move in my opinion. Last but not least, are the electric engines located on the rotors or will there only be a need for 1 central mid-engine that powers the rear axle or will there be an all wheel drive version? Finally, will these vehicles have unique charging stations? It would be nice to see the trailers cladded in high-end solar panels. You could use the same battery technology to power the amenities of the trailer, and use the stored solar energy to charge the vehicles during transportation or overnight. If I missed all this information somewhere, then I apologize, but the website is currently not operational and that kind of worries me. Any info would be great.
↑0

Julien A. 29 INVESTMENTS 13 days ago
Hi BAM family, first thing first happy new year to you guys all. I appreciate the reply, I think we are doing so great I'm getting many many and family to invest in this project because I believe in it. I am also now at earn life time legacy membership in BAM . Let continue do what we are doing and hopefully reaching for more success by another 12 months. Skip the moon to the Mars we go!!!
↑1 View 1 reply

Albert Y. 1 INVESTMENT 14 days ago
Hi BAM , I'm a also investor and love the Battle Ground video. 200 acres! Wow!! I can't wait to see more growth. Wishing you all the success and here's to 2022, Happy New Year 🎊🎆🎈!
↑1 View 1 reply

Linda M. 1 INVESTMENT a month ago
Battle Approved Motors is going to the moon! Thank you very much for your response and I'm proud to say I'm a two time investor in BAM! Happy Holidays.
↑1 View 1 reply

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timothy huckaby h. SE OWNER 41 INVESTMENTS a month ago
Thanks for the reply..I'm all for higher end goods and product and I realize that. The valuation and share price went way up in just 2 months.it would be much better to just leave it like it was create more value for future investors.how do you justify 6 to 52 million valuation way to high.i could understand if you had sells a already working product but this is just two high.the leadership I feel needs to give a sweetheart deal to the investors.you have no real revenue to justify that high valuation and share price your still an early company.its not about going back to the past respectively it's about giving greater value to the average investor and setting the company up for greater success and then valuations and share price can accelerate.i strongly feel it needs to be corrected.i understand you want to make higher premium product that's great but you have no real revenue to speak of at this time and I am just trying to help the company.theres nothing wrong with giving a much stronger deal to investors there looking for a sweeter deal.
↑0 View 3 replies

Glena G. 1 INVESTMENT a month ago
Keep on with the great job BAM! The progress you are making is awesome.
↑1 View 1 reply

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timothy huckaby h. SE OWNER 41 INVESTMENTS a month ago
I feel very strongly that you should just lower the share price and valuation back down to the previous level your way too high..plus you would get alot more attention and interest.please confer doing this.too fast too soon..please please lower the price and valuation sustainably I see other companies opened up for more funding and they kept the valuation the same and share price I dont see why you all cant do the same hook the little investors up with a sweet deal come on your still an early company .there's no reason for it to be this much..what do you say it will he better for investors and bam in the long run we have time to see increase later..share price and valuation is way to high.but I love your company..give the average investors what they want trust me it will build a stronger loyalty following with the brand and story I hope you all highly consider it and revert back to the old levels have the 50 percent more shares and raise several million more or so what wrong with that.i want a much better deal
↑0 View 1 reply

Linda M. 1 INVESTMENT a month ago
Hi BAM family. I'm a second time investor and just love the Battle Ground video. 200 acres! Wow!! I can't wait to see more growth. Wishing you all the success and here's to 2022 and beyond!
↑1 View 1 reply

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brian J. 3 INVESTMENTS a month ago
Goodmorning my bej and I would like to investin your company right now but I would like to see it self driven for to reasons to help the poor get to the hospital and people that are sick mentally . I worked in bad sections of the world and people every day die because of those that don't care about life.I use to work and I got side track and mentally sick I can't drive any more so I am for a of self driven cars to operate like a fleet of taxis for people to get to and the hospital to keep in time of appointments and please end my email with bej
↑0 View 1 reply

Wilfrid f. 4 INVESTMENTS a month ago
I am extremely happy for the progress and success you have made.
Continue that trend I hope, and enjoy an excellent New Year 2022.
↑1 View 1 reply

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Battle Approved (Video Transcript 1)

The race towards e-mobility is accelerating

Zero to sixty in under 4 seconds

400 horsepower

Climate-focused

All electric

Better for you. Better for the planet.

Where prestige meets progress.

Zero-emissions, no noise pollution, yet powerful and reliable.

We're rolling to the future.

Breaking away from the traditional mold

We are Battle Approved!

Battle Ground (Video Transcript 2)

The desert - It's as old as time . . .

In the harsh landscape of Arizona, Battle Approved Motors plans to build an oasis

a real estate paradise of over 200 acres simply known . . . as Battle Ground

a private off-road testing facility and a sustainable community of homes

you can become a part owner in this facility by investing in Battle Approved

This is the beginning of our contribution towards sustainable mobility

So jump on board today and be part of the change . . .

(and break ground . . . with Battle Ground)

Keegan Kincaid (Video Transcript 3)

I got involved with Battle Approved, 2021 end of the season.

Chris James approached me and told me the concept of Battle Approved Motors and the electric UTV side of things.

And so, you know, I was intrigued. We've had some conversations and one thing has led to another and we're here at Kincaid Motorsports, helping the development side of the future.

The electric is in the future, you know it definitely has has space for whether it's in the off-road industry, UTV industry, I think a lot of companies are headed in that direction and you know, I look at my family, I look at my youth, I look at my kids and what is the future? How do I get a headstart on being able to be a part of this program? And BAM has allowed me to do that.

Being a part of development and allowing my children to be a part of this and help grow into the future. Whether it's a small space or a big space in the UTV industry, electric industry. I think it's going to be an important role that we take part of. And it's going to be good for the future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.